Exhibit 21.1

SHOCKWAVE MEDICAL, INC.

The following is a list of subsidiaries of the Company as of December 31, 2020:

Name	Jurisdiction of Incorporation
Shockwave Medical GmbH	Germany
Shockwave Medical UK Limited	United Kingdom
Shockwave Medical Japan KK	Japan